Item 77M Deutsche Core Plus Income Fund (a series of Deutsche Portfolio Trust)


On July 12, 2017, the Board of Trustees approved a proposal for Deutsche Core Plus Income Fund (the
"Acquiring Fund") to acquire Deutsche Core Fixed
Income Fund (the "Acquired Fund") on or about
October 30, 2017 (the "Merger Date"). Upon completion of this merger, Deutsche Core Plus
Income Fund will change its name to Deutsche
Total Return Bond Fund.

The merger is expected to be a tax-free
reorganization for federal income tax purposes. On the Merger Date, any investment in the Acquired
Fund will be exchanged for an investment with an equal aggregate net asset value in the Acquiring
Fund. Therefore, as a result of the merger, shareholders of the Acquired Fund will become shareholders of the Acquiring Fund.